Exhibit 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Tel Aviv, Israel – July 13, 2010 – Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, announced that on July 13, 2010, it was served with a lawsuit and a motion to certify the lawsuit as a class action  that were  filed in the Central District Court.

The plaintiff claims that Bezeq offered its customers a fixed monthly program for call services in a manner that was misleading and caused damages to the subscribers.  The plaintiff claims that the damages would be equal to the difference between the monthly subscription price and the amounts that would have been charged for regular use.  The plaintiff has also asserted a claim for breach of privacy.

Bezeq is reviewing and assessing the lawsuit and at this stage, is not able to evaluate the probability of success of the lawsuit.